Contact

www.linkedin.com/in/benjamin-
campbell-41bb501a (LinkedIn)
www.pitchmediagroup.com
(Company)

Top Skills

Entrepreneurship
Music Industry
Marketing

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Spanish (Native or Bilingual)

Benjamin Campbell

Founder/CEO at Pitch Media Group, Inc. and Chairman of CheckN
Holdings, Inc.
Greater Boston

Summary

Founder/CEO of Pitch Media Group, Inc. (dba: PMG Learning
Solutions); PMG is a professional services company that specializes
in creating and delivering custom learning solutions for Fortune 500
companies and agencies of the Federal government, including our
new AI-based spaced-repetition SaaS training delivery platform
called Hermann.
www.PMGLearning.com

Experience

CheckN Holdings, Inc.
Co-Founder/Chairman
November 2020 - Present (3 years 5 months)
National, USA

CheckN is a free mobile Social UTILITY app that tells users where all the
people are – in real time – whether they're in your friend group or not, with
the added ability to easily connect with other people once at the same venue.
Think Waze for people meets Match.com and Foursquare. Users from
anywhere can watch real-time videos posted by other users to a venue's
CheckN page to see how crowded a venue is and what people there are doing
right now. Additionally, the app's Event Exclusives feature is poised to disrupt
the industry for branded engagement at live events of all kinds: music tours,
sports stadiums, festivals, conferences, and more as the platform enables
venues, celebrities, sports clubs, and brands to digitally message, engage,
and offer special consideration (free drinks, music, merchandise, discounts,
etc.) exclusively to those who are present at a venue - right now - expanding
and improving the live event experience for fans, and increasing revenue for
venues, artists, and brands. The patent-pending CheckN app is live in both the
iOS App Store and Google Play Store and has been extensively tested in a
series of larger and larger live-alpha rounds in the wild, with exceptional, viral
results. Final trials are currently taking place in Miami in anticipation of official
launch in Q2 2024.

PMG Learning Solutions

Founder/CEO

January 2014 - Present (10 years 3 months)

PMG Learning Solutions is a professional services company that creates and delivers custom learning solutions for Fortune 500 companies and agencies of the Federal Government - including Instructional Design, Development, and Implementation - as well as short, impactful micro-learning videos. Beginning in July of 2022 the Company launched its new HERMANN offering - a SaaS platform offering self-service "Spaced Repetition" learning to corporate and federal clients.

Critically acclaimed Thrillers: "Nothing They Won't Do" and "What Have They Done"

Author

March 2020 - June 2022 (2 years 4 months)

Boston, MA

A down and out American expat living in Paris is befriended by wealthy European aristocrats. Everything is going his way until he gets too close to one of them and discovers a family secret. Suddenly he finds himself framed for a crime he didn't commit. Alone, on the run from powerful enemies and not knowing who he can trust, he must put his faith, and his life in the hands of a beautiful, independent, young woman - who will either save him or get him killed.

https://www.amazon.com/Nothing-They-Wont-Benjamin-Campbell/dp/B0B2TYDD19/ref=tmm_pap_swatch_0?_encoding=UTF8&qid=1659578677&sr=8-1

OurStage.com

Founder/CEO

2006 - January 2014 (8 years)

Chelmsford, Massachusetts

Online new-music discovery and fan activation platform

BTS Partners, Inc.

CEO

2002 - 2005 (3 years)

Boston, MA

venture-backed Network Infrastructure Services Company

Mentor Technologies
Chief Operating Officer
1999 - 2001 (2 years)
Annapolis, MD

eLearning services training engineers for Cisco Certification

UNIFI Communications
President - European Operations
1994 - 1999 (5 years)

Startup telecommunications company. Grew to 12 country $50m revenue operation. Founded and oversaw operations in the UK, France, Germany, and Italy.

_____

Education

Harvard Business School
MBA, Entrepreneurial Management & Finance · (1989 - 1992)

Institut D'Etudes Politique de Paris (Sciences Po)
ECSP Diploma 1992 · (1992)

University of Richmond
BA, Chemistry · (1982 - 1986)